NEWS		Exhibit 99
	For Release:	February 16, 2011
	Investor Contact:	Tim Thorp
218-723-3953
tthorp@allete.com

ALLETE reports 16 percent growth in 2010 earnings per share

ALLETE, Inc. (NYSE:ALE) today reported 2010 earnings of $2.19 per share, a 16 percent increase over the $1.89 per share recorded in 2009. ALLETE’s net income in 2010 was $75.3 million on total operating revenue of $907 million, compared to $61 million of net income and revenue of $759.1 million in 2009. Excluding a nonrecurring 12 cent charge as a result of the Patient Protection and Affordable Care Act, ALLETE’s pro forma earnings were $2.31 per share in 2010. 2009 results included a 15 cent per share nonrecurring charge.

“Improved power sales to our taconite customers was a reflection of a healthier economy and positively impacted our earnings for the year,” said ALLETE President and CEO Al Hodnik. “Megawatt-hour sales to these customers increased by 104 percent from 2009 to 2010.”

Income from Regulated Operations rose to $79.8 million during 2010 from $65.9 million in the previous year. The results reflected the stronger megawatt-hour sales combined with interim rate increases for Minnesota Power retail customers, and increased transmission-related margins. These increases were significantly offset by higher operating and maintenance, depreciation, interest and income tax expenses.

The Investments and Other segment recorded a net loss of $4.5 million during the year compared to a net loss of $4.9 million in 2009.

An increase in the average number of common shares outstanding, with issuance proceeds used to fund the company’s capital expenditure program, had a dilutive impact of 14 cents per share in 2010.

Hodnik said the company expects to earn between $2.35 and $2.55 in 2011. The company recently increased its quarterly dividend to 44.5 cents per share.

“We anticipate building upon our strengths in 2011 and beyond, to the benefit of our customers and shareholders, as the overall economy improves and we continue to make capital investments in renewable and transmission assets,” Hodnik said.

The company will host a conference call and webcast at 10:00 a.m. Eastern time today to discuss details of its performance for the year. Interested parties may listen live by calling (877) 303-5852, or by accessing the webcast at www.allete.com. A replay of the call will be available through February 20, 2011 by dialing (800) 642-1687, pass code 38206714.

ALLETE’s corporate headquarters are in Duluth, Minnesota. In addition to its electric utilities, Minnesota Power in northeast Minnesota and Superior, Water, Light & Power Co. in northwest Wisconsin, ALLETE owns BNI Coal in Center, N. D. and has an eight percent equity interest in American Transmission Co. More information about the company is available on ALLETE’s Web site at www.allete.com.

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

ALLETE’s press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A “non-GAAP financial measure” is defined as a numerical measure of a company’s financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company’s financial statements.

Non-GAAP financial measures utilized by the Company include presentations of earnings (loss) per share. ALLETE’s management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the Company’s operations. Management believes that the presentation of the non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company’s ongoing financial performance over the periods presented.

ALLETE, Inc.

Consolidated Statement of Income
For the Periods Ended December 31, 2010 and 2009
Millions Except Per Share Amounts

	Quarter Ended		Year to Date
	2010	2009	2010	2009
Operating Revenue
Operating Revenue	$238.1	$216.0	$907.0	$766.7
Prior Year Rate Refunds	–	–	–	(7.6)
Total Operating Revenue	238.1	216.0	907.0	759.1

Operating Expenses
Fuel and Purchased Power	92.0	80.1	325.1	279.5
Operating and Maintenance	102.7	84.2	365.6	308.9
Depreciation	20.7	17.9	80.5	64.7
Total Operating Expenses	215.4	182.2	771.2	653.1
Operating Income	22.7	33.8	135.8	106.0
Other Income (Expense)
Interest Expense	(11.1)	(8.4)	(39.2)	(33.8)
Equity Earnings in ATC	4.5	4.6	17.9	17.5
Other	0.8	(2.0)	4.6	1.8
Total Other Income (Expense)	(5.8)	(5.8)	(16.7)	(14.5)

Income Before Non-Controlling Interest and Income Taxes	16.9	28.0	119.1	91.5
Income Tax Expense	3.8	9.3	44.3	30.8
Net Income	13.1	18.7	74.8	60.7
Less: Non-Controlling Interest in Subsidiaries	(0.2)	–	(0.5)	(0.3)
Net Income Attributable to ALLETE	$13.3	$18.7	$75.3	$61.0

Average Shares of Common Stock
Basic	34.5	33.4	34.2	32.2
Diluted	34.7	33.5	34.3	32.2

Basic Earnings Per Share of Common Stock	$0.38	$0.56	$2.20	$1.89
Diluted Earnings Per Share of Common Stock	0.38	0.56	2.19	1.89

Dividends Per Share of Common Stock	$0.44	$0.44	$1.76	$1.76

Consolidated Balance Sheet
Millions
	Dec. 31,	Dec. 31,		Dec. 31	Dec. 31,
	2010	2009		2010	2009
Assets			Liabilities and Equity
Cash and Short-Term Investments	$51.6	$25.7	Current Liabilities	$158.9	$133.1
Other Current Assets	188.1	199.8	Long-Term Debt	771.6	695.8
Property, Plant and Equipment	1,805.6	1,622.7	Other Liabilities	324.8	325.0
Regulatory Assets	310.2	293.2	Regulatory Liabilities	43.6	47.1
Investment in ATC	93.3	88.4	Deferred Income Taxes	325.2	253.1
Investments	126.0	130.5	Equity	985.0	939.0
Other	34.3	32.8
Total Assets	$2,609.1	$2,393.1	Total Liabilities and Equity	$2,609.1	$2,393.1

	Quarter Ended		Year to Date
ALLETE, Inc.	December 31,		December 31,
Income (Loss)	2010	2009	2010	2009
Millions
Regulated Operations	$14.6	$20.9	$79.8	$65.9
Investments and Other	(1.3)	(2.2)	(4.5)	(4.9)
Net Income Attributable to ALLETE	$13.3	$18.7	$75.3	$61.0
Diluted Earnings Per Share	$0.38	$0.56	$2.19	$1.89

Statistical Data
Corporate
Common Stock
High	$37.95	$35.29	$37.95	$35.29
Low	$34.81	$32.23	$29.99	$23.35
Close	$37.26	$32.68	$37.26	$32.68
Book Value	$27.25	$26.39	$27.25	$26.39

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipals
Residential	303	308	1,150	1,164
Commercial	359	358	1,433	1,420
Municipals	260	262	1,006	992
Industrial	1,848	1,294	6,804	4,475
Total Retail and Municipal	2,770	2,222	10,393	8,051
Other Power Suppliers	577	981	2,745	4,056
Total Regulated Utility	3,347	3,203	13,138	12,107
Non-regulated Energy Operations	31	41	118	203
Total Kilowatt-hours Sold	3,378	3,244	13,256	12,310

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.